Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 22, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received an order from GST Authority towards tax demand including interest and penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	The Joint Commissioner of CGST, (Appeals), Indore, (M.P.)
Nature and details of the action(s) taken, initiated or order(s) passed	:	The Company has received appellate order confirming the tax demand including interest and penalty under Section 73 / 50 / 122 (2)(a) of the CGST Act, 2017.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order dated May 20, 2024 was received by the authorized officials of the Company on May 22, 2024.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The appellate authority has rejected our appeal relating to availment of credit in GST return.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	The above order levies a penalty of Rs. 2,24,032/-. Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

The Company will evaluate filing necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR